Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Perpetual Subordinated Financial Bills

Itaú Unibanco Holding S.A. (“Company”) announces to the market that it will issue, from today, perpetual subordinated financial bills eligible to compose its regulatory capital (“Financial Bills”), in private negotiations with professional investors. The funds raised will enable the Company to optimize its capital structure. At the end of the issuance process, the Company will disclose a new announcement to the market informing the characteristics of the operations, including the total amount raised, the inclusion of which in its regulatory capital will be requested to the Central Bank of Brazil.

São Paulo (SP), January 7, 2019.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations

Note: this announcement to the market should not be considered an offer to sell or a request to purchase the Financial Bills; also, the Financial Bills should not be sold in any jurisdiction where this offer or request is illegal.